Ordinary General Meeting and Extraordinary Meeting of Shareholders of Sequans Communications

Date: June 30, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
Ordinary Matters			
1. Approval of the statutory financial statements for the year ended December 31, 2016	☐	☐	☐
2. Approval of the consolidated accounts for the year ended December 31, 2016	☐	☐	☐
3. Appropriation of net loss for the year ended December 31, 2016	☐	☐	☐
4. Agreements within the scope of Article L. 225-38 of the French Commercial Code	☐	☐	☐
5. Acknowledgment of capital restitution in conformity with Article L. 225-248, al.2 of the French Commercial Code	☐	☐	☐
6. Approval of the compensation plan for non-executive directors	☐	☐	☐
7. Renewal of Mr. Yves Maitre as director	☐	☐	☐
8. Renewal of Mr. Hubert de Pesquidoux as director	☐	☐	☐
9. Appointment of Ms. Mailys Ferrere as director	☐	☐	☐
Extraordinary Matters			
10. Subject to the condition precedent that the renewals of Messrs. Yves Maitre and Hubert de Pesquidoux are approved, issuance of 180,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maître; powers to be granted to the Board of Directors	☐	☐	☐
11. Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders' preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors	☐	☐	☐
12. Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders' preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors	☐	☐	☐
13. Authorization granted to the Board of Directors to issue restricted free shares, and revocation of shareholders' preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors	☐	☐	☐
14. Setting an overall ceiling of 1,500,000 for issues of stock subscription options, stock warrants and restricted free shares	☐	☐	☐
15. Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €800,000 by issuing shares and/or securities that confer rights to the Company's equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class	☐	☐	☐
16. Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees	☐	☐	☐
17. Powers and formalities required for the meeting to be official	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here

______________________ Please Date Above

______________________ Please Sign Here

______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary General Meeting and Extraordinary Meeting of Shareholders of Sequans Communications to be held June 30, 2017 For Holders as of May 23, 2017

INTERNET

www.proxypush.com/SQNS

- Use internet to log in.
- View Meeting Documents.
- Follow online instructions to cast your vote.

OR

TELEPHONE

1-866-858-9176

- Use any touch-tone telephone.
- **Have your ADS Voting Card at hand.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your ADS Voting Card.
- Detach your ADS Voting Card.
- Return your ADS Voting Card in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern time June 22, 2017.

PROXY TABULATOR FOR

SEQUANS COMMUNICATIONS
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2017 Mediant Communications Inc. All Rights Reserved

86995 Sequans Communications VIF Proof 1 Sequans Communications Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 P.M. Eastern time on June 22, 2017) The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 23, 2017 at the Ordinary General Meeting and Extraordinary Meeting of the Shareholders to be held on June 30, 2017, and any adjournments thereafter, in respect of the resolutions specified on the reverse side. NOTE: Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities other than in accordance with insructions received by the holder of Depositary Shares. (Continued and to be marked, dated and signed, on the other side) P R O XY T A B U LA TO R F O R S eq ua ns C om m un ic at io ns P .O . B ox 8 01 6 C A R Y , N C 2 75 12 -9 90 3